(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the financial performance, financial condition and cash flows of Alderon Iron Ore Corp. for the three-month period ended March 31, 2014. In this MD&A, “Alderon”, the “Company”, “we”, “us” or “our” mean Alderon Iron Ore Corp. and its subsidiaries and affiliates. This MD&A should be read in conjunction with the Company’s annual consolidated financial statements as of and for the years ended December 31, 2013 and 2012 and is intended to supplement and complement the unaudited condensed interim consolidated financial statements and notes thereto as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013 (collectively, the “Financial Statements”). This MD&A is prepared as of May 7, 2014.

The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States.

All amounts in this MD&A are presented in Canadian dollars (which is the Company’s presentation and functional currency), except for share and option data and where otherwise indicated.

Responsibility of financial reports

Management is responsible for the preparation and integrity of financial reports, as well as for the maintenance of appropriate information systems, procedures and internal controls and for ensuring that information used internally or disclosed externally, including our Financial Statements and MD&A, is complete and reliable. The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. Our Board of Director’s Audit Committee meets with management quarterly to review the Financial Statements and the MD&A and to discuss other financial, operating and internal control matters.

Our Financial Statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). Consequently, all comparative financial information presented in this MD&A reflects the consistent application of IFRS.

Except as otherwise indicated, Mr. Brian Penney, P.Eng., the Chief Operating Officer of Alderon and a Qualified Person, as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”), has reviewed and approved the technical information contained in this MD&A.

Forward-looking information

This MD&A contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward looking information contained in this MD&A includes, but is not limited to, statements with respect to: (i) the estimation of mineral reserves and mineral resources; (ii) permitting time lines; (iii) the sufficiency of working capital; (iv) requirements for additional capital; (v) development, construction and production

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

timelines and estimates; (vi) the timing of long lead equipment items; (vii) the supply of power for the Kami Project; (viii) the use of financing proceeds; (ix) the results of our Feasibility Study (as defined below), including statements about estimated future production, future operating and capital costs, the projected internal rate of return (“IRR”), net present value (“NPV”), payback period, construction timelines and production timelines for the Kami Property (as defined below); (x) forecasts for future expenditures; (xi) the Company’s financing strategy for the development of the Kami Project, including the Senior Debt Facility (as defined below); and (xii) the statements in the “Outlook for 2014” section of this MD&A including the anticipated amount, timing and successful completion of the Senior Debt Facility and other financing for the construction of the Kami Project, the expected timeline for the commencement of construction and its duration, the negotiation and conclusion of infrastructure contracts, implementation of agreements and ongoing consultation with aboriginal groups and initiatives to secure a second off-take partner.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this MD&A is based on certain factors and assumptions regarding, among other things, the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property (as defined below) in the short-and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, these assumptions may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information including, without limitation, the following risks and uncertainties referred to under the heading “Risk Factors” in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2013:

•	risks relating to the fact that the Company depends on a single mineral project;
•
risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property;

•	risks relating to variations in mineral resources and reserves, grade or recovery rates resulting from current exploration and development activities;
•	risks related to fluctuations in the price of iron ore as the Company’s future revenues, if any, are expected to be derived from the sale of iron ore;
•	risks related to a reduction in Chinese demand for iron ore which could result in lower prices and demand for iron ore;

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

•
financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the development and construction activities at the Kami Property may not be available on satisfactory terms, or at all;

•	the Company has no history of mining operations and no revenues from operations and expects to incur losses for the foreseeable future;
•	risks related to the Company relying on a single customer for 60% of its expected iron ore concentrate production;
•	risks related to the Company obtaining various permits required to conduct its current and anticipated future operations;
•	risks related to unresolved land claims by various aboriginal groups;
•	risks related to disputes concerning property titles and interest;
•	risks relating to the ability to access rail transportation, sources of power and port facilities;
•	the Company is dependent on the support and cooperation of its partner (Hebei) to develop the Kami Property;
•
operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process;

•	risks related to the significant governmental regulation that the Company is subject;
•	environmental risks;
•	reliance on key personnel;
•	risks related to increased competition in the market for iron ore and related products and in the mining industry generally;
•	risks related to potential conflicts interests among the Company’s directors and officers;
•	the absence of dividends;
•	risks related to current global financial conditions;
•	land reclamation requirements may be burdensome;
•	risks associated with the acquisition of any new properties;
•	uncertainties inherent in the estimation of mineral resources;
•	the Company may become subject to legal proceedings; and
•	risks relating to the Company’s common shares.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this MD&A.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information, and readers should also carefully consider the matters discussed under the heading, "Risk Factors", in this MD&A and under the heading, “Risk Factors”, in the AIF.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Cautionary Note to investors in the United States regarding resource estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States (“U.S.”) securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Description of business and overview

Alderon is a development-stage company advancing its Canadian iron ore properties towards production, located in the province of Newfoundland & Labrador. Those properties are collectively referred to as the Kamistiatusset, or “Kami”, Property. All activities associated with the Kami Property are referred to as the Kami Project.

The Company’s common shares are listed on both the Toronto Stock Exchange, under the symbol “ADV”, and on the NYSE MKT LLC, under the symbol “AXX”.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

The Kami Project

Alderon is focused on developing its core asset, the Kami Property, which is located next to the mining towns of Wabush and Labrador City in western Labrador, Canada. The Kami Property is surrounded by four producing mines and is within close proximity to a common carrier railway that is connected to deep sea ports with year-round access to the global market. The Company’s goal is to develop the Kami Property into a profitable mining operation and to become a producer of low-cost iron concentrate by taking advantage of the Kami Property’s strategic location and of the readily available regional infrastructure.

The following represents a brief summary of key activities, milestones and deliverables associated with the ongoing advancement of the Kami Project during the three-month period ended March 31, 2014. Information related to prior periods is included where contextualization for 2014 activities is deemed appropriate. In addition to the technical, geological and exploration-specific activities carried out on the Kami Property, the following summary presents information related to environmental, aboriginal, government and community-related efforts, as well as a brief discussion of infrastructure-related matters and initiatives.

Much of the information presented below is derived from the Company’s Technical Report, entitled Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp., (the “Feasibility Study”), dated effective December 17, 2012 and filed on January 16, 2013, on SEDAR (accessible at www.sedar.com). Additional and more detailed information can be found in the Feasibility Study, as well as in the Company’s AIF for the year ended December 31, 2013.

Exploration initiatives

From January 1, 2010, through to March 31, 2014, the Company has incurred a cumulative total of approximately $65.5 million on exploration and evaluation expenditures, and $66.1 million in development costs related to the Kami Project. A description of the nature of the development costs is detailed in the discussion under the heading “Consolidated statement of financial position information-Mineral properties” below.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Feasibility Study initiatives

On January 9, 2013, Alderon announced that it had received the results of the Feasibility Study on the Rose Deposit. The Feasibility Study was completed by BBA Inc. (“BBA”), located in Montreal, Quebec, Stantec Consulting Ltd. (“Stantec”), located in St. John’s, Newfoundland & Labrador, and Watts, Griffis and McOuat Limited (“WGM”), located in Toronto, Ontario. The Feasibility Study was based on a subset of the total resource and utilized the measured and indicated resources in the Rose Deposit only. The highlights of the Feasibility Study include the estimates that are presented below (dollar amounts are USD and are presented on a pre-tax basis, except where otherwise indicated):

NPV at 8% discount rate	$3,244 million
IRR	29.3%
Total estimated capital cost (excluding sustaining capital and closure costs)	$1,273 million
Average estimated operating costs (loaded in ship Port of Sept-Îles) per tonne	$42.17
Free on board (“FOB”) concentrate sales price forecast- based on long-term Cost and Freight (“CFR”) benchmark prices of $115/t (from Year 1-5) and $110/t (from Year 6 onward) @ 62% iron adjusted for Kami Iron (“Fe”) grade and Hebei (defined below) agreement terms
Year 1-5 (2016-2020)
Year 6 onward
$107 $102
Estimated mine life (the number of years that the Company is planning to mine and treat ore)	30 years
Final product grade (% iron content)	65.2%
Measured and Indicated Resource of the Rose Deposit (in tonnes)	1,093.2 million
Proven and Probable Reserves of the Rose Deposit (in tonnes)	668.5 million
Annual production (average life of mine, post ramp-up year) (in tonnes)	8.0 million
Projected plant start-up and commissioning	Q4, 2015
Projected commencement of revenue generation	Q1, 2016
Projected years to payback, at 8% discount rate	3.8

The level of accuracy of the Feasibility Study is considered by the authors to be +/-15% and a foreign exchange rate of US$1.00=$1.00 was used. The projected dates in the table above were developed at the time the Feasibility Study was completed. Subsequently the Company has made some revisions to the expected timing of certain key project milestones. Please refer to the heading “Outlook for 2014” in this MD&A.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

The mineral resource estimate for the Kami Property is set out below. WGM was retained to audit an in-house estimate completed by Alderon. Mr. Michael Kociumbas, P.Geo. and Mr. Richard Risto, P.Geo., with independent firm, WGM, are Qualified Persons as defined by NI 43-101 and were responsible for reviewing and approving this mineral resource estimate. They have verified, reviewed and approved the technical data contained in the underlying sampling, analytical and test data. The mineral resource estimate has been prepared using a 15% Total Fe cut-off grade, and is inclusive of mineral reserves.

Zone	Category	Tonnes (millions)	Total Iron Content (TFe)%	Magnetite Iron (MagFe)%	Hematite Iron (hmFe)%
Rose Central	Measured	249.9	29.4	17.6	8.1
	Indicated	294.5	28.5	17.7	5.9
	Total	544.4	28.9	17.7	6.9

	Inferred	160.7	28.9	16.9	7.1

Rose North	Measured	236.3	30.3	13.0	14.7
	Indicated	312.5	30.5	11.8	17.1
	Total	548.8	30.4	12.3	16.1

	Inferred	287.1	29.8	12.5	15.5

Mills Lake	Measured	50.7	30.5	21.5	7.0
	Indicated	130.6	29.5	20.9	3.9
	Total	181.3	29.8	21.1	4.8

	Inferred	74.8	29.3	20.3	2.7

The mining engineering work performed for the Feasibility Study was based on the 3-D block model provided by Alderon and audited by WGM. Pit optimizations were performed on Measured and Indicated resources, and the pit shell having the optimal discounted NPV and strip ratio at a cut-off grade of 15% Total Fe was selected for the mineral reserve estimate. The final mineral reserve was estimated after applying engineering and operational design parameters. BBA is of the opinion that the mineral reserve estimate derived in the Feasibility Study reasonably quantifies the economical ore mineralization of the Rose Deposit. The mineral reserves presented in the table below are included in the mineral resource estimate set out above.

Category	Mt	TFe%	Weight recovery (“WREC”)%	MagFe%	Magnetite%
Proven	431.7	29.7	35.5	15.5	21.4
Probable	236.8	29.2	34.1	14.9	20.5
Total	668.5	29.5	35.0	15.3	21.1

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

The Kami Project, as stated in the Feasibility Study, includes the following components:

•	The Rose Deposit and waste rock disposal areas.
•	Processing infrastructure, including a crushing and grinding circuit, spiral plant, magnetite plant and fine tailings thickener.
•	Tailings management facility.
•
Ancillary infrastructure to support the mine and process plant (gate and guardhouse, reclaim water pumphouse, truck wash bay and repair shop, electrical substation, administration/office buildings, maintenance offices, warehouse area and employee facilities, conveyors, loadout silo, stockpiles, sewage and effluent water treatment systems, mobile equipment and transmission lines).

•	Services for a temporary construction camp located off-site and operated by a third party.
•
The rail infrastructure, including the rail line connecting to Quebec North Shore & Labrador (“QNS&L”) railway, the rail loop and the service tracks consist of a total of 25 km of new track passing to the south and east of the Town of Wabush.

•	Power provided by Nalcor Energy (“Nalcor”) directly to the Kami site main substation by means of a 315 kV transmission line.

Facilities at the Port of Sept-Îles will include:

•	A rail transportation component consisting of a Sept-Îles Junction interchange, railway line and staging tracks.
•	A car dumper.
•	A stacker/reclaimer system.
•	A concentrate storage area with a capacity of 550,000 tonnes.
•	A conveyor system feeding the future common deep water shiploading facility, capable of loading high capacity vessels destined for Asia, operated by the Sept-Îles Port Authority (the “Port”).

The proposed project will produce 8.0 million tonnes of iron ore concentrate per year and will ship concentrate to market via the Port of Sept-Îles facilities at Pointe Noire, Quebec. Ore processing will take place at the Kami Property and will involve the following steps:

•	Ore will be mined from the open pit mine using conventional drill and blast and loading techniques and transported via haul trucks.
•	Ore will be hauled to the primary crusher in proximity of the pit and the crushed ore will be delivered to the stockpile and to the process plant via conveyor.
•	The process plant will include grinding, screening, and gravity and magnetic concentration.
•	Tailings (process waste) will be pumped to the tailings impoundment area south of the process plant.
•	Iron ore concentrate will be loaded onto gondola rail cars for transportation to the Port of Sept-Îles where it will be stockpiled and in turn transferred to ships for delivery to market.

Mr. Angelo Grandillo, P.Eng, of BBA, a Qualified Person as defined by NI 43-101 has reviewed and approved the technical information contained in this section, with the exception of the mineral resource estimate which was reviewed and approved by WGM as noted above. Mr. Grandillo has verified all the data underlying the technical information disclosed in this section.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Environmental, aboriginal, government and community initiatives

Environment

The Kami Project is subject to the environmental assessment provisions of the Newfoundland and Labrador Environmental Protection Act and the Canadian Environmental Assessment Act (together, the “Acts”). A schedule for the environmental assessment of the Kami Project was developed and put in place and significant work on this initiative commenced in 2011. On September 25, 2012, the Company achieved a major milestone in the process with the submission of its Environmental Impact Statement (“EIS”) for the Kami Project to the federal and provincial governments. The EIS document consists of more than 5,000 pages of technical analysis and provides a full and thorough assessment of the predicted project effects on the biophysical and human environments.

On October 1, 2012, the federal and provincial governments posted the complete EIS and provided notification of the commencement of the public review period. Governments, stakeholders, aboriginal groups and the general public reviewed the information contained in the EIS, and provided comments back to the government. In December 2012, the federal and provincial governments provided Alderon with a series of additional information requests (“IR”) resulting from the EIS review process. As part of this process, Alderon received 419 IRs from regulatory agencies, 62 IRs from aboriginal groups and 14 submissions from the public. On February 14, 2013, Alderon submitted an amendment to the EIS, which included its official response to the IRs to the federal and provincial governments.

The federal and provincial governments posted the amendment to the EIS for a public review period. Governments, stakeholders, aboriginal groups and the general public reviewed the information contained in the amendment to the EIS and provided relevant comments back to the government. Alderon provided responses to the comments received during the second public review of the EIS and following this the Kami Project moved to the final stages of the Environmental Assessment Process. On September 30, 2013, the Provincial Government announced that the EIS and amendments comply with the legislation and the EIS Guidelines and that no further work under the provincial environmental assessment process was required. Subsequently, on January 10, 2014, the Government of Newfoundland and Labrador determined that the Kami Project met the requirements of Part X of the Newfoundland and Labrador Environment Protection Act and released the Kami Project from the Provincial Environmental Assessment process. This marks the end of the Provincial Environmental Assessment process. In compliance with the conditions of release from the Provincial Environmental Assessment process, Alderon submitted its General Environmental Protection Plan, Environmental Protection Plan for Valued Environmental Components and Environmental Effects Monitoring Plan for Ministerial approval on April 16, 2014. Approval from the Minister of Environment and Conservation for these plans is required prior to start of construction.

At the Federal level, the Canadian Environmental Assessment Agency (“CEAA”) prepared its Comprehensive Study Report (“CSR”) which presents CEAA’s analysis of the Project to determine whether the Project is likely to cause significant adverse environmental effects. The CSR report was submitted for a thirty-day public review period on October 28, 2013. On February 18, 2014, the Minister of Environment released the Environmental Assessment Decision which determined that the project is not likely to result in any significant negative environmental effects. This decision marks the conclusion of the Federal Environmental Assessment process.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

In addition, the Company received the federal Navigable Waters Protection Act Approval pursuant to subsections 5(1) and (3) of the Navigable Waters Protection Act and the federal Fisheries Act Authorization pursuant to Sections 35(2)(b) of the federal Fisheries Act. Alderon has now satisfied its obligation to Hebei Iron & Steel Group Co., Ltd (“Hebei”) to receive the environmental assessment and related approvals for the Kami Project prior to March 31, 2014, as discussed below under the heading “Corporative activities- Strategic investment from Hebei”.

At the municipal level, Labrador City and Wabush (defined below) municipal plan amendments to rezone lands within the Kami Project has been completed. The footprint of the Kami Project’s operations in Labrador is located entirely within the municipal planning areas of Labrador City and Wabush (collectively, the “Towns”). The Towns published these amendments in the March 14, 2014 edition of the Newfoundland and Labrador Gazette following their registration by the Provincial Department of Municipal Affairs. These amendments were necessary to permit mineral extraction and mineral workings within the Kami Project area.

Aboriginal groups

Alderon continues to actively engage with aboriginal groups as part of its initiatives to identify, understand and address any potential effects of the Kami Project on aboriginal communities and groups and their current use of land and resources for traditional purposes, as well as to ensure an efficient and timely completion of the environmental assessment process.

There are no treaties or settled land claims which overlap the project area. However, the Kami Property is located in an area which five aboriginal groups assert as their traditional territory: Innu Nation, NunatuKavut Community Council (the “NCC”), the Naskapi Nation of Kawawachikamach, the Innu of Matimekush-Lac John and the Innu of Uashat mak Mani-Utenam. While there are no aboriginal communities in proximity to the Kami Property, over 100 members of the NCC reside in Labrador City and Wabush.

The Pointe-Noire Terminal, defined and discussed below, is located within the asserted traditional territory of two aboriginal groups: the Innu of Uashat mak Mani-Utenam and the Innu of Matimekush-Lac John. Though located near Schefferville, approximately 500 km north of Sept-Îles, the Innu of Matimekush-Lac John share their ancestral territory with the Innu of Uashat mak Mani-Utenam.

Alderon is committed to the development of collaborative relationships based on mutual trust and respect with aboriginal groups whose asserted rights or interests or traditional territory may be potentially affected by the Kami Project. Consistent with that commitment, Alderon's engagement efforts with each of the five aboriginal groups commenced prior to project registration and have been ongoing since that time. These efforts include the regular and timely provision of project-related information, meetings with leadership and community residents to discuss issues and concerns and offers to fund land and resource use studies and other initiatives designed to identify and mitigate or avoid any adverse effects of the Kami Project upon asserted aboriginal rights and interests. In order to enhance the positive effects of the Kami Project, Alderon has extended offers to various aboriginal groups to enter into formal arrangements which are intended to create opportunities for participation in employment, business, training and environmental monitoring and follow-up. Alderon will continue to engage with each aboriginal group throughout the life of the Kami Project, including through the provision of permit applications to each aboriginal group for review and comment and meetings with leadership and the community to provide Kami Project updates.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

On June 24, 2013, the Company concluded a Community Participation Agreement (the “CPA”) with the NCC with respect to the development of the Kami Project. The CPA sets out the basic positions of each of the Company and the NCC and addresses such matters as environmental permitting, training and employment, business opportunities and community initiatives. Alderon will provide the NCC with capacity funding for the review of permits, participation in any follow-up or monitoring programs, and training initiatives. In return, the NCC will support the Kami Project and not take any action which would delay or interfere with the Kami Project.

In January 2014, the Company and the Innu Nation entered into an Impact and Benefits Agreement ("IBA") with respect to carrying out the Kami Project. The IBA provides for participation in the Kami Project on the part of the Innu Nation in the form of training, jobs and contract opportunities, permit review and environmental monitoring, along with providing their community with financial and socio-economic benefits over the life of the mine. The IBA also contains provisions which recognize and support the culture, traditions and values of the Innu Nation. In return, Innu Nation agrees to support the Kami Project and not take any action which would delay or interfere with the Kami Project.

Community relations

Alderon is committed to operating within a sustainable development framework. A key principle of sustainable development is to consult with stakeholders who may have an interest in or be affected by the Kami Project in order to build and maintain positive, long-term and mutually beneficial relationships. During the year ended December 31, 2013, Alderon continued to conduct a wide range of public consultation initiatives to ensure that stakeholders are apprised of the progress of the Kami Project and are afforded an opportunity to express any concerns.

In addition, on March 26, 2013, the Company announced that it had signed a memorandum of understanding (“MOU”) with each of the towns of Labrador City and Wabush. In the MOUs, Alderon and both towns agree to formalize their working relationship and to facilitate community consultation and input.

On January 21, 2014, the Company entered into an agreement (the “LC Agreement”) with Labrador City with respect to the development of the Kami Project. Under the terms of the LC Agreement, the Company will pay to Labrador City an annual grant based on the Kami Project mining operations that will be located in the Municipal Planning Area of Labrador City. The Company will not be required to pay municipal or other taxes except with respect to such assets and business of the Company, as may be located from time to time within the town boundaries of Labrador City.

On March 25, 2014 the Company signed a Grant-in-lieu of Municipal Taxes Agreement (the “Wabush Agreement”) with the Town of Wabush (“Wabush”) with respect to the development of the Kami Project. Under the terms of the Wabush Agreement, the Company will pay to Wabush an annual grant-in-lieu of municipal taxes on the Kami Project mining operations that will be located within the boundaries of Wabush. The Company will also provide a capital projects disbursement to the Town, with the funds going towards required infrastructure needs. Payments under the Wabush Agreement will commence after initial production occurs at the Kami Project.

Alderon continues to actively engage all stakeholders and aboriginal groups to ensure an efficient and timely completion of any required permit to develop the Kami Project.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Infrastructure

Port infrastructure

As noted above, the Kami Property is in close proximity to a transportation network that will enable the Company to access a deep sea port, from which Alderon will dispatch iron ore concentrate to international customers. As part of the construction to support the Kami Project, Alderon will build a facility in Pointe-Noire, Quebec for receiving, unloading, stockpiling and reclaiming concentrate for ship loading (the “Terminal”).

On July 13, 2012, the Company entered into an agreement with the Port to secure usage of a new multi-user deep water dock facility that the Port is constructing (the “Port Agreement”). Pursuant to the Port Agreement, Alderon has reserved an annual capacity of 8.0 million tonnes of iron ore that Alderon can ship through the Port. Construction on the new multi-user dock facility by the Port is progressing with construction scheduled to wrap up during the summer of 2014.

Per the Port Agreement, the total initial commitment by the Company is $20.5 million (the “Buy-in Payment”), which constitutes an advance on Alderon’s future shipping fees. The Buy-in Payment is payable in two equal installments, the first of which was paid upon signing the Port Agreement, and the second was paid on June 28, 2013. The Buy-in Payment will be reimbursed to the Company via a discount that will be applied to shipping fees to be billed by the Port once Alderon’s usage of the multi-user facility commences.

The Port Agreement includes a base fee schedule for wharfage and equipment fees for iron ore loading for Alderon’s shipping operations. The rates commence in 2014 and are on a sliding scale based on the volume of iron ore that is shipped. The term of the Port Agreement is 20 years from the date of the Port Agreement, with the option to renew for further five year terms, up to a maximum of four renewals.

On April 2, 2014, the Company announced the commencement of preliminary work for the Terminal. Specifically, site preparations have started at the Terminal, which will be built for receiving, unloading, stockpiling and reclaiming concentrate for ship loading. The Terminal will consist of a railcar unloading stub track, a single rotary car dumper, a concentrate storage yard with stacker-reclaimer and interconnecting conveyor systems. Two of the most critical pieces of the material handling system for the Kami Project, the car dumper and the stacker-reclaimer, have already been ordered, as discussed below under the heading “Site infrastructure and equipment”.

Rail infrastructure

The Kami Project is in close proximity to an established rail network that currently services other operating mining operations in the region.

In April 2012, Alderon initiated preliminary tariff negotiations with QNS&L and Chemin de Fer Arnaud (“CFA”). Alderon’s base case for the Feasibility Study is to use these two rail operators to transport its iron ore concentrate from the Kami Project to the Port of Sept-Îles. Tariffs are expected to be within industry norms. In July 2013, the Company re-established discussions with QNS&L and CFA in order to negotiate rail transportation tariffs, which are on-going. No agreement has been concluded to date.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Power supply

Although low cost power from a major hydroelectric facility at Churchill Falls to the east of the Kami Property is currently transmitted into the region for the existing mining operations, the current availability of additional electric power on the existing infrastructure in the region is constrained by the transmission infrastructure.

Nalcor has established a formal process in advance of Nalcor’s or Newfoundland and Labrador Hydro’s being able to supply power to an industrial customer in Labrador. The technical process involves three stages: Stage I – Pre-Project Phase; Stage II – Concept Selection; and Stage III – Front End Engineering Design. Alderon and Nalcor have completed Stages I, II and III of the process. Stage III engineering and assessment related to providing transmission and electrical plant and services associated with supplying electrical power for the Kami Project was completed in September 2013, and the cost of $3.8 million was funded completely by Alderon.

In February 2014, the Government of Newfoundland and Labrador confirmed that it would proceed with the construction of a third transmission line from Churchill Falls to Labrador West (the “New Transmission Line”). Nalcor had previously confirmed that it would be able to supply power to the Kami Project but the New Transmission Line is necessary to ensure there is enough transmission capacity to deliver the power to the Kami Project. There can be no assurance that the New Transmission Line will be completed in time for the initial production from the Kami Project.

On February 19, 2014, the Company entered into a Power Purchase Agreement (“PPA”) with Newfoundland and Labrador Hydro (“NLH”), a subsidiary company of Nalcor, pursuant to which NLH agrees to sell electrical power and energy to the Company. Power will be provided based on a rate schedule in line with the Labrador Industrial Rates Policy published in December 2012. The Company also agreed, pursuant to the terms of a security agreement with NLH (the “NLH Security Agreement”) to provide security for its commitment to begin purchasing electrical power under the terms and conditions of the PPA once the Kami Project is commissioned. Under the terms of the NLH Security Agreement, the Company has agreed to provide a total of $65.0 million in security deposits that will each take the form of a letter of credit that will be released to the Company once the Kami Project is interconnected to the electrical system as contemplated under the PPA, and has been commissioned and the Company has loaded saleable product produced from the Kami Project in two consecutive months.

The first security deposit in the amount of $21.0 million was paid on the signing of the NLH Security Agreement. The remaining $44.0 million in security deposits will be provided to NLH at such time as NLH can reasonably demonstrate that it has additional existing and pending commitments for such amount to construct the New Transmission Line. NLH is required to provide sufficient advance notice of the timing and amounts of additional security deposits and may not request the next security deposit until after August 31, 2014.

Site infrastructure and equipment

On August 15, 2013, Alderon announced that it has placed orders for the autogenous (“AG”) and ball mills for the Kami Project. The AG mill and ball mill are the key processing equipment in the proposed concentrator as described in the Feasibility Study. Specifically, an order has been placed with Metso Minerals Canada (“Metso”) for the supply of AG milling and ball milling systems, which are due for delivery in Q4 2014, in line with the overall project construction and commissioning schedule. The AG mill, which is 36 ft. in diameter and 23 ft. long, the largest diameter commonly used in pinion driven systems, has a 15 megawatt (MW) power rating. The ball mill is 22 ft. in diameter and 41 ft. long having a 10 MW rating.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

In February 2014, Alderon finalized orders for two critical pieces of its material handling system for the Pointe-Noire ore shipping terminal. An order has been placed with Metso for the supply of the rotary car dumper which is due for delivery in Q1 2015. In addition, the stacker-reclaimer will be acquired from Sandvik AB and the delivery is scheduled for Q2 2015. Additionally the Autogenous mill and ball mill drive systems were awarded to General Electric which complement the mills that were ordered in August 2013.

Corporate activities

Strategic investment from Hebei (the Strategic Investment”)

On September 4, 2012, the Company completed a subscription transaction (the “Subscription Transaction”) with Hebei, pursuant to an agreement whereby Hebei purchased 25,858,889 of the Company’s common shares by way of a private placement in exchange for aggregate gross proceeds of $62.3 million, less cash transaction costs of $1.4 million. These transaction costs include a financial advisory commission and legal and listing fees that were directly attributable to the issuance of common shares to Hebei.

On closing of the Subscription Transaction, Hebei and Alderon also entered into an arrangement pursuant to which Hebei would invest an additional $119.9 million (the “Initial Investment”) in exchange for a 25% interest in the Kami Project. Per the definitive agreements entered into between the Company and Hebei, the latter’s 25% interest would be made into The Kami LP. The Kami LP was established in order to develop and operate the Kami Project, and it is this entity into which Alderon would transfer all assets associated with the Kami Project contemporaneously with the Initial Investment. Alderon and Hebei would be required to contribute to capital expenditures for the development of the Kami Project not covered by initial capital contributions and project debt financing, in accordance with their respective interests. However, Hebei’s further contributions to The Kami LP will depend upon the amount of aggregate proceeds received as project debt financing and will not exceed $220.0 million.

On March 15, 2013, Hebei contributed the Initial Investment, and Alderon contributed the Kami Property and its related assets to The Kami LP. In connection with Hebei’s contribution of the Initial Investment, the Company has provided confirmations to Hebei with respect to certain information rights related to the development of the Kami Project and to the use of proceeds of the Initial Investment. Further, the Company has agreed that in the event that the environmental assessment and related approvals for the Kami Project are not obtained by March 31, 2014, Alderon will be required to pay to Hebei $3.0 million per month for each whole month until such approvals are obtained. As of March 2014, Alderon has received the required approvals, and therefore, no payment under this arrangement is probable.

In connection with the closing of the Subscription Transaction, the Company had committed to pay a finder’s fee associated with the Initial Investment (the “Finder’s Fee”) and an off-take sales fee to the finder engaged to identify Hebei to the Company and to assist with the conclusion of the transaction with Hebei (the “Finder”). On March 15, 2013, the Company sent notice terminating the Finder’s Fee agreement, in accordance with its terms.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

On July 31, 2013, the Company and the Finder concluded a settlement agreement for the Finder’s Fee and the off-take sales fee. The total amount of the settlement is $1.8 million, which was accrued as a general and administrative expense during the third quarter of 2012 and which will be paid to the Finder in installments. Payments totaling $1.0 million were made as at March 31, 2014. The remaining balance of $0.8 million is payable in two equal installments of $0.4 million every three months commencing May 28, 2014. All payments will also include an interest amount calculated at a rate of 1% per annum from April 30, 2013 until the date of payment. As part of the settlement, the Finder has released all claims to the off-take sales fee.

Interim Engineering and Planning (“EPCM”) Services Agreement

On August 22, 2012, Alderon entered into the Interim EPCM Agreement, as amended on November 23, 2012 and March 25, 2013 (together the “Interim EPCM Agreement”), with WorleyParsons Canada Services Ltd. (“WorleyParsons”). Under the Interim EPCM Agreement, WorleyParsons performed engineering and planning services for the Kami Project during the negotiation of a formal, comprehensive EPCM agreement between Alderon and WorleyParsons. A formal, comprehensive EPCM agreement was executed between Alderon, through The Kami Mine Limited Partnership (“The Kami LP”), and WorleyParsons, effective April 30, 2013. This EPCM agreement supersedes and incorporates the services performed pursuant to the Interim EPCM Agreement.

Image Air Charter Ltd (“Image Air”)

On March 1, 2012, the Company entered into a two-year aircraft charter agreement (the “Charter Agreement”) with Image Air for a plane that Image Air leases from a limited partnership. The former Vice Chairman of the Company’s Board of Directors is the sole limited partner of this limited partnership. Per the Charter Agreement, the minimum cost to the Company is $44,000 per month, with additional charges incurred for each hour that the aircraft is flown. On April 9, 2013, the Company sent notice to Image Air terminating the Charter Agreement, in accordance with its terms.

Debt Financing

Alderon is pursuing a financing strategy for the Kami Project based on a combination of an up to US$1 billion senior debt facility (the “Senior Debt Facility”), other debt options, equipment financing, equity and off-take partner contributions. In order to provide flexibility and maximize its financing options, Alderon intends to pursue the Senior Debt Facility and its other debt options in parallel, and is targeting a total debt financing amount of US$1.0 billion. There can be no assurance that the Company will successfully conclude the Senior Debt Facility or any of its financing strategy.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Convertible debt

On February 24, 2014, Liberty Metals & Mining Holdings, LLC (“Liberty”) provided a loan (the “Liberty Loan”) to the Company in the amount of $22.0 million. $21.0 million of the gross proceeds of the Liberty Loan was used to fund the first security deposit that is required by Nalcor in connection with the construction of the New Transmission Line. The remaining $1.0 million will be used for working capital purposes, including for the payment of the establishment fee and transaction costs. Commencing 12 months after the issuance of the Liberty Loan, the principal amount of the Liberty Loan and any accrued but unpaid interest, become convertible at Liberty’s option into the Company’s common shares at a conversion price equal to $2.376 per common share. The Liberty Loan is secured with a mortgage over the Kami Project and bears interest at a rate of 8% per annum, payable on June 30th and December 31st of each year. A 1.5% establishment fee is payable to Liberty in connection with the Liberty Loan. The Company has the option to prepay the entire balance of the Note, at a premium of a 20% internal rate of return to Liberty. The maturity date of the Note is December 31, 2018.

Letters of credit

In addition to the first security deposit paid on the signing of the NLH Security Agreement, the Company had the following letters of credit outstanding:

•
On March 14, 2014, the Company issued a letter of credit for $967,011 in favour of Fisheries and Oceans Canada (“DFO”) in relation to the DFO’s monitoring of the Kami Project. The letter of credit expires on March 13, 2015.

•
On March 17, 2014, the Company issued a letter of credit for $235,000 in favour of Hydro-Quebec (“HQ”) in relation to HQ’s energy study at the Company’s port facilities in Sept-Îles. The letter of credit expires on March 16, 2015.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Results of operations

Consolidated statements of comprehensive loss information

	Three months ended March 31,
	2014		2013
	$		$

Operating expenses
General and administrative expenses		2,321,821		5,884,965
Environmental, aboriginal, government and community expenses		-		695,492
Exploration and evaluation expenses		-		194,956
		2,321,821		6,775,413

Loss from operations		(2,321,821)		(6,775,413)

Finance income		363,507		227,449

Net loss and comprehensive loss		(1,958,314)		(6,547,964)

Attributable to:
Owners of the parent		(1,234,062)		(6,459,157)
Non-controlling interest		(724,252)		(88,807)
		(1,958,314)		(6,547,964)
Net loss per share
Basic and diluted		(0.01)		(0.05)
Weighted average number of shares outstanding
Basic and diluted		130,144,167		130,144,167

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

General and administrative expenses

Comparative general and administrative expenses, by nature of expenditure, are summarized below:

	Three months ended March 31,
	2014		2013
	$		$

Salaries, wages and benefits		824,474		766,052
Legal, professional and consulting costs		530,855		3,308,495
Rent and facilities		194,667		134,016
Share-based compensation		179,544		820,697
Travel costs		141,411		387,489
Investor relations costs		129,224		165,903
Other costs		321,646		302,313
		2,321,821		5,884,965

During the three month period ended March 31, 2014, our general and administrative expenses decreased by $3.6 million, as compared to the same period in 2013.

The primary reason for the decrease is due to a significant decrease in legal, professional and consulting costs of $2.8 million, predominantly in relation to the closing of the Strategic Investment, as discussed above under the heading “Corporate activities- Strategic investment from Hebei”. While the Subscription Transaction occurred in September 2012, the Initial Investment was finalized in March 2013, and therefore, non-capitalizable transaction costs were incurred during the first quarter of 2013. These costs were not incurred during the three-month period ended March 31, 2014. In addition, share-based compensation costs were significantly lower ($0.6 million), which in turn is due to the lower degree of vesting associated with stock options granted in prior periods.

It is our expectation that, excluding the impact of share-based compensation costs, which in turn depend on a number of unknown or currently inestimable factors, including the number of options that will be granted in future periods and any changes to parameters or judgments applied to the option pricing model used to calculate the underlying fair value of awards, total general and administrative expenses are expected to be at similar levels for the remainder of the year, as compared to the year ended December 31, 2013.

Environmental, aboriginal, government and community expenses

Environmental, aboriginal, government and community (“EAGC”) expenses represent any non-general or administrative (i.e. corporate and strategic) activities in connection with engaging with relevant aboriginal, governmental and community groups as the Kami Project advances, as well as other costs related to planning and similar initiatives that are required in order to allow the Kami Project to proceed through the environmental assessment process. Typical expenditures reflected in this category include, but are not limited to, employee salaries and benefits (including share-based compensation) of the Company’s environmental and aboriginal affairs and government and community affairs staff, as well as consulting and professional service fees that are directly attributable to underlying functional areas.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

EAGC expenses have decreased by $0.7 million for the three month period ended March 31, 2014 as compared to the same period in 2013. This decrease is due to the Company capitalizing EAGC costs that are directly attributable to the Kami Project as of February 1, 2013. Therefore, EAGC costs incurred after February 1, 2013 have been capitalized as development costs and are discussed under the heading “Consolidated statement of financial position information-Mineral properties” below.

Exploration and evaluation expenses

Our accounting policy on exploration and evaluation expenditures is to expense these costs as they are incurred, until such time as the technical feasibility and commercial viability of the extraction of mineral reserves are demonstrated, at which time any further directly attributable pre-production expenditures that give rise to future economic benefits are capitalized. The Company started to capitalize costs that are directly attributable to the Kami Project as of February 1, 2013, which broadly coincides with the release of the Feasibility Study. Pre-production expenditures incurred prior to February 1, 2013 have been recorded in the consolidated statement of comprehensive loss as exploration and evaluation expenses or environmental, aboriginal, government and community expenses.

As noted above, we began capitalizing all costs that are directly attributable to the Kami Project as of February 1, 2013. As such, ongoing evaluation and other development activities, which, prior to February 1, 2013, had been expensed in our consolidated statement of comprehensive loss, are recorded as additions to mineral properties in our consolidated statement of financial position. Details of capitalized development expenditures are provided in the consolidated statement of financial position information discussion below.

Quarterly consolidated results of operations information

As shown below, our loss from operations for the three-month period ended March 31, 2014 amounted to approximately $2.3 million, as compared to approximately $6.8 million for the three-month period ended March 31, 2013. The quarter-over-quarter decrease is largely attributable to a significant net decrease in exploration and evaluation expenses ($0.8 million) and in environmental, aboriginal, government and community expenses ($0.2 million), for which the related expenditures are being capitalized to mineral properties as of February 1, 2013, as discussed above. In addition, there has been a significant decrease in general and administrative expenses ($3.6 million), primarily due to a decrease in stock based compensation ($0.6 million) incurred during this period, as well a decrease in professional fees due to the closing of the Strategic Investment with Hebei, discussed above.

The net operating expenditure decreases discussed above largely explain the reduction in net loss and comprehensive loss attributable to owners of the parent, which decreased to approximately $1.2 million for the three-month period ended March 31, 2014 from approximately $6.5 million for the three-month period ended March 31, 2013.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Selected quarterly consolidated results of operations information include the following:

	Quarters ended
	March 31, 2014		December 31, 2013		September 30, 2013		June 30, 2013
	$		$		$		$
Loss from operations		(2,321,821)		(2,443,601)		(3,272,972)		(2,738,072)
Net loss and comprehensive loss attributable to owners of the parent		(1,234,062)		(1,555,697)		(2,250,753)		(1,605,431)
Net loss per share
Basic and diluted		(0.01)		(0.01)		(0.02)		(0.01)

			Quarters ended
	March 31, 2013		December 31, 2012		September 30, 2012		June 30, 2012
	$		$		$		$
Loss from operations		(6,775,413)		(13,759,453)		(25,707,262)		(16,218,281)
Net loss and comprehensive loss attributable to owners of the parent		(6,459,157)		(13,582,893)		(25,975,130)		(16,203,835)
Net loss per share
Basic and diluted		(0.05)		(0.10)		(0.24)		(0.16)

Net loss per share is based on each reporting period’s weighted average number of shares outstanding, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal year-to-date net loss per share.

Historical quarterly results of operations and net loss per share data do not necessarily reflect any recurring expenditure patterns or predictable trends. As such, quarterly results cannot be interpreted as being indicative of future expectations, results of operations or net loss per share. The decrease in reported quarterly information, in both our loss from operations and net loss and comprehensive loss, notwithstanding, the three month periods ending September 30, 2013 and 2012, are explained predominantly by the overall and progressive ramping up of exploration and evaluation activities, and subsequently by the movement of the Kami Project into the development stage, at which time further project-specific expenditures are capitalized.

In addition to increased exploration and evaluation activities during the three-month period ended September 30, 2012, the loss from operations and net loss and comprehensive loss for this period was significantly higher due to the closing of the Subscription Transaction with Hebei. During this period, the Company incurred $9.8 million in finder’s fees, financial advisory and other legal costs. The loss from operations and net loss and comprehensive loss for the three-month period ended September 30, 2013 was slightly higher than the previous quarter, due to legal, professional and consulting costs incurred in relation to the Company’s evaluation of the various financing strategy options and possible off-take partners.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

The quarterly decreases in our operating loss and net loss over the last seven quarters, notwithstanding the three-month period ended September 30, 2013, also have been impacted by the progressive decrease in legal, professional and consulting expenses and share-based compensation as discussed above under the heading “Results of operations- General and administrative” above.

Consolidated statement of financial position information

		As of March 31,		As of December 31,
		2014		2013
	$		$
Cash and cash equivalents		75,632,303		95,366,039
Restricted short-term investments		22,202,011		-
Receivables and other current assets		5,901,867		5,082,934
Mineral properties		154,791,698		138,645,822
Long-term advance		20,465,016		20,465,016
Property, plant and equipment		7,944,325		4,265,204
Total assets		286,937,220		263,825,015

Total short-term liabilities		17,599,042		14,400,555
Convertible debt		17,052,703		-
Equity attributable to owners of the parent		195,140,490		192,709,547
Non-controlling interest		57,144,985		56,714,913
Total liabilities and equity		286,937,220		263,825,015

Cash and cash equivalents

As noted below under the heading “Liquidity and capital resources”, cash and cash equivalents decreased by $19.7 million, due largely to the additions to mineral properties and the cash used in operating activities.

Restricted short-term investments

Restricted short-term investments represent short-term investments deposited with the Company’s bank to guarantee letters of credit issued in the course of the Company’s development activities as noted above under the heading “Corporative activities- Letters of credit”. Such short-term investments must remain on deposit as long as the letters of credit are outstanding.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Mineral properties
	Acquisition costs		Development costs		Share-based compensation costs capitalized		Depreciation capitalized		Total
	$		$		$		$		$

Balance – January 1, 2013		88,668,710		-		-		-		88,668,710
Additions during the period		-		49,576,480		386,958		13,674		49,977,112
Balance – December 31, 2013		88,668,710		49,576,480		386,958		13,674		138,645,822

Additions during the period		-		15,845,688		22,488		8,754		15,876,930
Interest capitalized		-		268,946		-		-		268,946
Balance –March 31, 2014		88,668,710		65,691,114		409,446		22,428		154,791,698

As discussed above, Alderon has started to capitalize development costs incurred in relation to the Kami Project as of February 1, 2013. Components of the additions to development costs for the three-month period ended March 31, 2014 include the following:
	$

Consulting and professional costs		13,701,147
Salaries, employment taxes and short-term benefits		1,217,958
Environmental, aboriginal, government and community consulting and professional costs		202,521
Travel costs		106,167
Information technology and telecom costs		60,266
Share-based compensation costs		22,488
Other costs		566,383
		15,876,930

During the three-month period ended March 31, 2014 the Company incurred $15.9 million in development costs that are directly attributable to the Kami Project. Specifically, a total of $13.7 million was incurred on consulting and professional costs. These costs primarily reflect the detailed engineering, planning and procurement services rendered by WorleyParsons in order to transition the Project from the feasibility stage to the development stage, in preparation for the Project’s construction ($11.8 million). These costs also include services provided by direct consultants of the Company ($0.9 million). Direct consultants are part of the Kami Project team, working alongside employees of the Company in order advance all facets of the Kami Project towards and through construction.

The results of this work has allowed the Company to advance its procurement of long-lead items and pre-construction activities such that it will be able to commence and complete the construction of the Kami Project in accordance with the project schedule described in this MD&A under the heading “Outlook for 2014”.

Development costs will continue to increase significantly throughout 2014 as we commence construction of the Kami Project.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Long-term advance

As discussed above under the heading “Infrastructure- Port infrastructure”, the long-term advance relates to the Buy-in Payment per the Port Agreement. The Buy-in Payment was payable in two equal installments, the first of which was paid upon signing the Port Agreement, and the second was paid on June 28, 2013 using the Company’s previously restricted cash equivalents.

Property, plant and equipment

The increase in property, plant and equipment relates primarily to the Company’s advance of $3.7 million to a supplier for AG milling and ball milling systems, as discussed above under the “Infrastructure- Site infrastructure and equipment” heading.

Short-term liabilities

Short-term liabilities, comprised of payables and accrued liabilities, amounts due to related parties and interest payable on convertible debt increased by $3.2 million since December 31, 2013. This increase is primarily due to the increase trade accounts payable ($7.8 million). This increase is offset by the decreases in accrued development costs ($3.7 million), accrued salaries and benefits ($1.4 million) and accrued finder’s fee ($0.4 million).

Convertible debt

As discussed above under the “Corporate activities- Convertible debt” heading, the Company received the Liberty Loan which amounted to $22.0 million ($21.7 million, net of $0.3 million transaction costs). The Liberty Loan is a compound instrument composed of both a debt component and an equity component. The equity component is due to the embedded derivatives identified in the agreement that come in the form of the convertible debentures holders’ conversion option and the Company’s early repayment option. Management has determined that the fair value of the debt component at inception was $17.1 million, with the residual value of $4.6 million allocated to the equity component. The Company will use an effective interest rate of 12.7% to accrete the debt component of the Liberty Loan up to the principal amount at maturity.

Equity attributable to owners of the parent

Equity attributable to owners of the parent has increased by $2.4 million since December 31, 2013. This increase in primarily related to the Liberty Loan’s equity component ($4.6 million) discussed above. This is partially offset by an adjustment of $1.2 million to reflect the change in the non-controlling interest’s relative interest in The Kami LP, as discussed below. In addition, the increase is offset by the net loss and comprehensive loss totaling $1.2 million for the same period. No distributions or cash dividends were made or declared during the three-month period ended March 31, 2014.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Non-controlling interest

Non-controlling interest represents Hebei’s 25% interest in the equity of the Company’s less than wholly-owned affiliate, The Kami LP, and is classified as a separate component of equity. On initial recognition, non-controlling interest, which represents Hebei’s $119.9 million contribution into The Kami LP, was measured at fair value. Changes in the Company’s ownership interest in The Kami LP that do not result in a loss of control are recorded as equity transactions. As a result, the carrying amount of non-controlling interest was adjusted by $0.4 million during the three-month period ended March 31, 2014 to reflect the change in the non-controlling interest’s relative interest in The Kami LP during this same period.

Liquidity and capital resources

Consolidated statements of cash flows information

As of March 31, 2014, the Company had cash and cash equivalents of $75.6 million, as compared to $95.4 million as of December 31, 2013, and a working capital surplus (total current assets less total current liabilities) of $86.1 million, as compared to $86.0 million as of December 31, 2013.

Changes in cash and cash equivalents during each of the three-month periods ended March 31, 2014 and 2013 were most notably impacted by the net cash proceeds received in connection with financing activities summarized below and operating expenditures, as discussed above under the heading “Results of operations”. In addition, as discussed above under the “Mineral properties” heading, the Company has continued to incur significant development costs during the three-month period ended March 31, 2014, which impacted the cash used in investing activities. The impacts of all the activities noted above are summarized below.

	Three-month period ended March 31,
	2014		2013
	$		$

Cash and cash equivalents – beginning of the period		95,366,039		34,312,316
Net cash used in operating activities		(3,227,799)		(7,051,579)
Cash flows from financing activities:
Proceeds received following the issuance of units of The Kami LP to Hebei		-		119,926,293
Proceeds received on the issuance of convertible debt, net of transaction costs		21,670,000		-
Net cash provided by financing activities		21,670,000		119,926,293
Net cash used in investing activities		(38,175,937)		(661,891)
Cash and cash equivalents – end of the period		75,632,303		146,525,139

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Cash used in operating activities represents our net loss and excludes the impact of any non-cash transactions, such as the recording of share-based compensation costs (which amounted to approximately $0.2 million and approximately $0.9 million during the three-month period ended March 31, 2014 and 2013, respectively). Additionally, net cash used in operating activities reflects any changes in components of working capital, such as receivables and payables, which fluctuate in a manner that does not necessarily reflect predictable patterns for the overall use of cash, the generation of which depends almost entirely on sources of external financing to fund our evaluation and development initiatives and other expenses.

Cash used in investing activities primarily represents cash development costs that have been capitalized, increases in restricted short-term investments and advances made to a supplier of equipment, as discussed above in the “Consolidated statement of financial position information section of this MD&A. These costs are directly attributable and give rise to future economic benefits for the Kami Project.

$66.0 million of cash is held by The Kami LP which is the remaining amount of the Initial Investment. Under the terms of the agreements with Hebei, Alderon has agreed that the proceeds from the Initial Investment would be used solely for Kami Project related expenditures. As a result, Alderon is restricted from transferring this cash from The Kami LP to the parent company (Alderon Iron Ore Corp.). Currently this restriction does not have an effect on Alderon’s ability to meet its short- to medium-term obligations as Alderon held $9.6 million of cash; however, Alderon will need to obtain additional financing at the parent company level in the future. See below under the headings, “Financial instruments and risk management – Liquidity risk” and “Risk factors” and previously under the heading “Debt Financing”.

To date, the Company has not recorded any revenues from operations, has no source of operating cash flow and no assurance that additional funding will be available to it for further development of the Kami Project. The Company has $75.6 million in cash and cash equivalents and therefore, has financial resources sufficient to cover its current liabilities ($17.6 million) and commitments ($43.7 million) as at March 31, 2014, including necessary general and administrative costs through 2015 which are projected at approximately $8.0 annually, based upon present plans. However, as noted below under the heading “Commitments and contingencies”, the Company will be required to advance up to $44.0 million to NLH as of a date to be determined, but not before August 31, 2014. Taking into consideration the Company’s current liabilities and commitments, it does not currently have sufficient funds to make this advance. The Company will be seeking to arrange the necessary funds in order to cover this advance.

While the Company has sufficient funds to cover its estimated working capital requirements, as discussed in the “Outlook for 2014” section below, the Company intends to commence construction of the Kami Project early in the third quarter of 2014 which is later than previously expected. This change is primarily due to longer than expected time spent on permitting and completing the Senior Debt Facility. The Company does not currently have sufficient resources to fund the construction of the Kami Project. In order to obtain the necessary funds the Company plans to conclude the Senior Debt Facility and issue equity instruments as discussed further in the section below. The Company will not be able to commence the construction of the Kami Project until the funds are obtained.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Outlook for 2014

During the second quarter of 2014, the Company will focus on completing the financing for the construction of the Kami Project, including concluding the Senior Debt Facility and issuing equity instruments. As discussed above, the overall project financing strategy likely will take the form of a combination of debt and equity instruments (including additional proceeds following the finalization of additional off-take arrangements, regarding which discussions are ongoing).

Once financing is in place, Alderon intends to commence construction of the Kami Project. Construction is expected to commence in the third quarter of 2014, contingent on the successful completion of the Company’s financing plan, including the closing of the Senior Debt Facility. Following commencement of full-scale construction, it is currently estimated to take 26 months for completion, including pre-operational verifications, hot commissioning and handover to mine operations team.

Alderon has already concluded agreements for key infrastructure requirements of port access and power supply. During the remainder of 2014, Alderon will continue to work towards the conclusion of railway transportation agreements for the production from the Kami Project.

Alderon will continue to implement the provisions of the agreements agreed to with the Innu Nation and the NunatuKavut and will continue its ongoing consultation efforts with the Québec communities of Uashat mak Mani-Utenam, Matimekush-Lac John and Naskapi Nation of Kawawachikamach. Alderon will also continue to pursue initiatives to secure a second off-take partner for the remaining annual iron ore concentrate production not reserved by Hebei.

Outstanding share data

As of May 7, 2014, there were 130,144,167 common shares issued and outstanding, 14,730,000 stock options outstanding, 9,259,259 common shares issuable on the conversion of the principal amount of the Liberty Loan and 148,148 common shares issuable on the conversion of the accrued interest owing on the Liberty Loan as of May 7, 2014.

Related party transactions

A related party is any person, including close members of that person’s family, or entity that has significant influence over the Company. Related parties also include members of our key management personnel—namely, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise) of the Company. Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control over those policies. Significant influence may be gained by share ownership, statute or agreement.

A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”) and Chief Financial Officer (“CFO”), as well as any Vice Presidents reporting directly to a Corporate Executive Board member or officer, acting in that capacity.

Remuneration attributed to key management personnel can be summarized as follows:

	Three-months ended March 31,
	2014		2013
	$		$
Share-based compensation		165,586		762,437
Short-term benefits*		893,335		744,316
Incentive compensation other than share-based compensation		407,934		256,125
		1,466,855		1,762,878

*	includes base salaries, pursuant to contractual employment or consultancy arrangements, Directors’ fees, applicable payroll taxes and other non-post-retirement benefits.

Other related parties

King & Bay West Management Corp. (“King & Bay”): King & Bay is an entity that is owned by Mark Morabito, the Executive Chairman of the Company’s Board of Directors. King & Bay provides certain administrative, management, geological, legal and regulatory, corporate development, information technology support and investor relations services to the Company. These services are provided to the Company on an as-needed basis and are billed based on the cost or value of the services provided to the Company. The amount set out in the table below represents amounts paid to King & Bay for the services of King & Bay personnel and for overhead and third party costs incurred by King & Bay on behalf of the Company.

McInnes Cooper (“McInnes”), formerly, Ottenheimer Baker Barristers & Solicitors: John Baker, a Director of the Company, is a partner at McInnes, which provides certain legal services to the Company with respect to local matters in Newfoundland and Labrador including regulatory and mineral law matters.

Cassels Brock & Blackwell LLP (“Cassels”): John Vettese, a Director of the Company, is the Deputy Managing Partner of Cassels, which acts as lead external counsel for the Company. Cassels advises the Company with respect to corporate, securities, infrastructure, finance and regulatory matters.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Liberty: Liberty is a significant shareholder of the Company and has a representative on Alderon’s Board of Directors. During the three-month period ended March 31, 2014, Liberty provided the Company with the Liberty Loan that was used to fund the first security deposit that is required by Nalcor in connection with the construction of the New Transmission Line. The Liberty Loan has an interest rate of 8% per annum and an establishment fee and the amounts paid to Liberty in respect of these obligations are set forth in the table below. The Company entered into this related party transaction because alternate sources of financing were unavailable at the time due to the short time period that Company had to fund the first security deposit that is required by NLH.

HBIS International Holding (Canada) Co., Ltd (“HBIS”): HBIS is a subsidiary of Hebei, a significant shareholder of the Company. Under the terms of the definitive agreements governing the strategic partnership between Hebei, HBIS and the Company, HBIS has the right to appoint two people to the management of the Kami LP. HBIS has provided individuals to act as Vice President, Finance & Procurement (China) and Vice President, Strategy & Development. These individuals provide management services to the Kami LP in these roles and HBIS is paid a fee for the provision of these individuals to provide these services. The fees for these services are consistent with the Company’s compensation policies for other management personnel.

Transactions entered into with related parties other than key management personnel and the Liberty Loan discussed under the “Corporative activities- Convertible debt” heading include the following:

	Three-months ended March 31,
	2014		2013
	$		$
Cassels		435,254		1,065,729
King & Bay		382,453		387,566
HBIS		80,004		-
McInnes		36,212		8,556
		933,923		1,461,851

Transactions with related parties, are described above, were for services rendered to the Company in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All services were made on terms equivalent to those that prevail with arm’s length transactions.

Commitments and contingencies

In connection with the 2010 purchase from Altius Resources Inc. (“Altius”) of the Kami Property, Alderon committed to paying Altius a 3% gross royalty on iron ore concentrate that is generated from the Kami Project.

As discussed above, as part of Alderon’s strategy to source the long-lead mining and processing equipment in sufficient time to adhere to the Kami Project’s schedule, the Company has negotiated contracts with suppliers in relation to the purchase of equipment, which are due for delivery during the fourth quarter of 2014 and the third quarter. As at March 31, 2014, payments of $50.2 million remain to be paid on the equipment. In the event that this contract is cancelled, the Company will be subject to cancellation charges based on an actual incurred basis.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Including the commitments and contractual obligations discussed above, the Company has the following known commitments as at March 31, 2014:

			Payments due in:
	Total		Less than 1 year		1 to 3 years		3 to 5 years		More than 5 years
	$		$		$		$		$
Equipment		50,162,000		41,304,000		8,858,000		-		-
Convertible debt		30,370,849		1,760,000		3,524,822		25,086,027		-
Operating lease obligations		1,254,000		639,000		615,000		-		-
Totals		81,786,849		43,703,000		12,997,822		25,086,027		-

As noted above under the heading “Infrastructure- Power supply”, under the terms of the NLH Security Agreement, the Company has agreed to provide an additional $44.0 million in security deposits to NLH. At this point, the Company does not know the timing of these security deposits, however, NLH may not request the next security deposit until after August 31, 2014.

Off-balance sheet arrangements

As of March 31, 2014, we did not have any off-balance sheet arrangements.

Significant accounting policies and critical estimates and judgments

Significant accounting policies

A complete summary of our significant accounting policies is provided in note 2 to our consolidated financial statements as of and for the years ended December 31, 2013 and 2012, except as noted below.

Convertible debt

The Company’s convertible debt is accounted for as a compound financial instrument comprised of a non-derivative host contract and a conversion option. The conversion option is equity classified because it will result in the issuance of a fixed number of equity instruments issued in return for a fixed dollar value. The liability component of a compound financial instrument is recognized initially at the fair value of a similar secured liability that does not have an equity conversion option. The equity component is recognized initially as the residual difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition. The Company’s option to prepay the instrument early is a separable embedded derivative but has nominal value at inception and period end.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

New standard

The following new standard is effective for the first time for interim periods beginning on or after January 1, 2014 and has been applied in preparing these condensed interim consolidated financial statements. The accounting policy has been applied consistently by all subsidiaries of the Company.

•
International Financial Reporting Interpretations Committee (“IFRIC”) 21, Levies, provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

The impact of the adoption of this standard did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Critical estimates and judgments

The preparation of the Company’s consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared. We review, on a regular basis, our accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, we caution that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

We consider the following areas to be those where critical accounting policies affect the significant estimates and judgments used in the preparation of our consolidated financial statements.

Capitalization of development costs

The application of the Company’s accounting policy for development costs requires judgment in determining the timing at which to begin capitalizing development costs and whether future economic benefits may be realized, which are based on assumptions about future events and circumstances.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Carrying value and recoverability of mineral properties

The carrying amount of Company’s mineral properties does not necessarily represent present or future values, and the Company’s mineral properties have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves.  Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of the Kami Project or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s mineral properties.

To the extent that any of management’s assumptions change, there could be a significant impact on the Company’s future financial position, operating results and cash flows.

Fair value estimates of financial liabilities

The determination of fair value of the liability component at the date of issuance of the convertible debt is based on a discounted cash flow model which requires management to estimate the current market interest rate that the Company could have obtained for a similar secured loan without a conversion option. Application of a different rate in the model could result in a different initial fair value of the liability component which would impact future interest accretion throughout the life of the liability.

Fair value of stock options

Determining the fair value of stock options requires the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results or on other components of equity.

Income taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of our ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. We assess whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that our assessment of the ability to utilize future tax deductions changes, we would be required to recognize more or fewer deferred tax assets, and income tax provisions or recoveries in future periods could be affected.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Capital disclosures

The Company’s objective in managing capital, consisting of equity, with cash and cash equivalents being its primary component, is to ensure sufficient liquidity to fund: development and other Kami Project activities; general and administrative expenses; working capital; and capital expenditures.

Management regularly monitors the Company’s capital structure and makes adjustments thereto based on funds available to the Company for the acquisition, exploration and development of mineral properties. The Board of Directors has not established quantitative return on capital criteria for capital management, but rather relies upon the expertise of the management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the development stage, and the Company does not generate any revenue. Accordingly, the Company is dependent upon sources of external financing to fund both the Kami Project and its other costs. While the Company endeavours to minimize dilution to its shareholders, management has in the past engaged in dilutive financial transactions, such as private placements, and may engage in dilutive arrangements in the future.

The Company’s policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s Kami Project. Although the Company is not subject to any capital requirements imposed by any regulators or by any other external source, Alderon has provided confirmation to Hebei with respect to the use of the Initial Investment proceeds.

Financial instruments and risk management

At March 31, 2014, our financial instruments are comprised of cash and cash equivalents, restricted short-term investments, receivables, payables and accrued liabilities, amounts due to related parties and convertible debt.

The carrying values of the Company’s cash and cash equivalents, restricted short-term investments, receivables, payables and accrued liabilities and amounts due to related parties approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market. The determination of fair value of the convertible debt as at March 31, 2014 is based on a discounted cash flow model using the current market interest rate that the Company could have obtained for a similar secured loan without a conversion option.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

The fair values of the Company’s financial assets and liabilities, together with the carrying values included in the balance sheet, as of March 31, 2014 and December 31, 2013 are presented below.

March 31, 2014	Carrying value	Fair value
	$	$
Financial assets
Cash and cash equivalents	75,632,303	75,632,303
Restricted short-term investments	22,202,011	22,202,011
Receivables	312,195	312,195
Financial liabilities
Payables and accrued liabilities	(15,989,772)	(15,989,772)
Due to related parties	(835,855)	(835,855)
Convertible debt, including interest payable	(17,321,649)	(17,321,649)
	63,999,233	63,999,233

As noted above under the heading “Corporative activities- Letters of credit”, restricted short-term investments represent short-term investments deposited with the Company’s bank to guarantee letters of credit issued in the course of the Company’s development activities. In order to issue the restricted short-term investments, the Company issued convertible debt, as discussed above under the “Corporate activities- Convertible debt” heading.

We are exposed in varying degrees to certain risks arising from financial instruments, as discussed below.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As discussed above, our capital management objectives include working to ensure that we have sufficient liquidity to fund Company activities that are directly and indirectly related to the advancement of the Kami Project.

The Company endeavours to ensure that it will have sufficient liquidity in order to meet short-to medium-term business requirements and all financial obligations as those obligations become due. Historically, sufficient liquidity has been provided predominantly through external financing initiatives, including strategic, traditional and flow-through private placements to investors and institutions. The Company will continue to rely upon sources of external financing in future periods until such time as commercial production commences, notwithstanding the Company’s successful or expected capital-raising activities prior to March 31, 2014, as discussed above under the “Corporate activities” section of this MD&A.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Our receivables consist primarily of sales tax credits, which are due from Canadian federal and provincial tax agencies. Additionally, our cash and cash equivalents are held in deposit at high-credit quality Canadian financial institutions. As a result, we consider the risk of non-performance related to accounts receivable and cash and cash equivalents to be minimal.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Fluctuations of market interest rates have little impact on the Company’s financial results since the Company does not have variable debt at March 31, 2014. Changes in interest rates do not have an impact on interest expense related to the Liberty Loan because the rate of the Liberty Loan is fixed.
Risk factors

The exploration of mineral deposits involves significant risks and uncertainties, which even a combination of careful evaluation, experience and knowledge may not eliminate. A comprehensive list of risk factors relating to our business is provided under the heading, “Risk factors”, in the Company’s AIF for the year ended December 31, 2013, which is available on SEDAR, at www.sedar.com. Certain of the more prominent risk factors that may materially affect the Company’s future performance, in addition to those referred to above, are listed hereunder.

Alderon depends on a single mineral project.

The Kami Property accounts for all of Alderon's mineral resources and mineral reserves and exclusively represents the current potential for the future generation of revenue. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate and few properties that are explored are ultimately developed into producing mines.  Any adverse development affecting the Kami Property will have a material adverse effect on our business, prospects, financial position, results of operations and cash flows.

The successful start of mining operations at, and the development of, the Kami Project into a commercially viable mine cannot be assured.

Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond Alderon’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render resources and deposits containing relatively lower grades of mineralization uneconomic.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

There are numerous activities that need to be completed in order to successfully commence development and production at the Kami Project, including, without limitation: optimizing the mine plan; recruiting and training personnel; having available funds to finance construction and development activities; avoiding potential increases in costs; negotiating contracts for railway transportation, port loading and handling and for the sale of iron ore; updating, renewing and obtaining, as required, all necessary permits, including, without limitation, environmental permits; and handling any other infrastructure issues. There is no certainty that we will be able to successfully complete these activities, since most of these activities require significant lead times, and we will be required to manage and advance these activities concurrently in order to begin production. A failure or delay in the completion of any one of these activities may delay production, possibly indefinitely, at the Kami Project and would have a material adverse effect on our business, prospects, financial position, results of operations and cash flows.

As such, there can be no assurance that Alderon will be able to complete development of the Kami Project at all, on time or in accordance with any budgets due to, among other things, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Failure to successfully complete these events as expected would have a material adverse effect on our business, prospects, financial position, results of operations and cash flows.

There is no assurance that Alderon will ever achieve production or that the Company will ever be profitable if production is achieved.

Alderon currently relies on a single customer for 60% of its expected iron ore concentrate production.

Alderon currently relies on one significant customer that represents 60% of the Alderon expected output of 8 Mt of iron ore concentrate annually once the commencement of commercial production occurs. Alderon has entered into the Off-Take Agreement with Hebei, a related party who owns 25% of The Kami LP and 19.9% of the Company’s common shares. As part of this agreement, upon the commencement of commercial production, Hebei is obligated to purchase 60% of the actual annual production from the Kami Property, up to a maximum of 4.8 Mt of the first 8.0 Mt of iron ore concentrate produced annually at the Kami Property.

As a result of reliance on this single customer for the majority of Alderon’s iron ore production, Alderon could be subject to adverse consequences if Hebei breaches its purchase commitments. In addition, there is no assurance that Alderon will secure a customer for the remaining 40% of its expected iron ore concentrate production.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Titles and other rights to the Kami Property cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

Alderon cannot guarantee that title to the Kami Property will not be challenged. Alderon may not have, or may not be able to obtain, all necessary surface rights to develop the Kami Property. Title insurance generally is not available for mineral properties, and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions comprising the Kami Property may be severely constrained. The Kami Property may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful challenge to the precise area and location of these claims could result in our being unable to operate on all or part of the Kami Property as permitted or being unable to enforce our rights with respect to all or part of the Kami Property. This could result in Alderon not being compensated for its prior expenditures relating to the property. In addition, Alderon's ability to continue to explore and develop the property may be subject to agreements with other third parties including agreements with aboriginal groups. For instance, Alderon has concluded agreements with the Innu Nation of Labrador and the NunatuKavut pursuant to which these groups will provide their support for the Kami Project in return for certain benefits.

Alderon needs to enter into contracts with external service providers.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. In order to develop a mine at the Kami Project, we will need to negotiate and conclude various agreements with external service providers for rail transportation and port loading and handling, and these are important determinants that affect capital and operating costs. The inability to conclude any such agreements could have a material adverse effect on the Company’s financial position, results of operations and cash flows and render the development of a mine on the Kami Project unviable.

Alderon's activities are subject to environmental laws and regulations that may increase Alderon's costs of doing business and restrict the Company’s operations.

All of our exploration, potential development and production activities in Canada are subject to regulation by governmental agencies under various environmental laws, including with respect to air emissions, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations may require significant capital outlays on behalf of Alderon and may cause material changes or delays in our intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect our business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulator or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Alderon may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth.

We are dependent on the services of key executives, including our Executive Chairman, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and other highly skilled and experienced executives and personnel focused on managing Alderon's interests and the advancement of the Kami Property and on identifying new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees, on a timely basis or at all, required for the development of our activities may have a material adverse effect on our business or future operations.

We also anticipate that, as we bring the Kami Project into production and, where appropriate, acquire additional mineral rights, we will experience significant growth in our operations. We expect this growth to create new positions and responsibilities for management and technical personnel and to increase demands on our operating and financial systems. There can be no assurance that we will successfully meet these demands and effectively attract and retain additional qualified personnel to manage our anticipated growth. The failure to attract such qualified personnel to manage growth would have a material adverse effect on our business, financial position, results of operations and cash flows.

Alderon will require additional capital in the future, and no assurance can be given that such capital will be available at all or available on terms acceptable to Alderon.

Alderon currently has limited financial resources and no cash flow from production. Further development and exploration of the Kami Property depends upon Alderon's ability to obtain financing through strategic partnerships, equity or debt financings, production-sharing arrangements or other dilutive or non-dilutive means. There is no assurance that Alderon will be successful in obtaining required financing on acceptable terms, or at all. If Alderon is unable to obtain additional financing it may consider other options, such as (i) selling assets, (ii) selling equity, or (iii) selling interests in the Kami Property. If Alderon raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interest of existing or future shareholders. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect the prevailing market price of Alderon's common shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in earnings per share. Failure to obtain additional financing could result in an indefinite postponement of further exploration and development of the Kami Property and will have a material adverse effect on Alderon's business, prospects, financial position, results of operations and cash flows.

Alderon is pursuing a financing strategy for the Kami Project that includes obtaining the Senior Debt Facility to complete the construction and start-up of the Kami Project   There can be no assurance that Alderon will receive commitments from lenders for the Senior Debt Facility or that Alderon will be able to negotiate binding agreements with respect to the Senior Debt Facility. There can be no assurance that the Company will successfully conclude the Senior Debt Facility or any of its financing strategy. The failure of Alderon to enter into the Senior Debt Facility on reasonable terms, or at all, could delay construction and start-up of the Kami Project, which would have a material adverse effect on Alderon's business, financial position, results of operations and cash flows.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2014

Alderon has a history of losses and expects to incur losses for the foreseeable future.

Alderon has incurred losses since its inception and expects to incur losses for the foreseeable future. We expect to continue to incur losses unless and until such time as the Kami Project enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Kami Project will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration, evaluation and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any agreements with strategic partners and our acquisition of additional properties. Some of these factors are beyond our control. There can be no assurance that Alderon will ever achieve profitability.

Our securities are subject to price volatility.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations that have not been necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in our share price will not occur. It may be anticipated that any quoted market for our common shares will be subject to market trends generally, notwithstanding any potential success in creating revenues, cash flows or earnings. The value of our common shares will be affected by such volatility.

Internal control over financial reporting

During the three-month period ended March 31, 2014, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information

Additional information relating to the Company, including the Company’s AIF for the year ended December 31, 2013 is available on SEDAR at www.sedar.com.

Approval

The Board of Directors of Alderon Iron Ore Corp. has approved the information and disclosures contained in this MD&A.